UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 ( X ) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2011

OR

 ( ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

001-31708
(Commission file number of the issuer)

CAPITOL BANCORP LIMITED
RETIREMENT PLAN
(Full title of plan)

CAPITOL BANCORP LTD.
Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan 48933
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Financial Statements and Schedules.

As permitted in the Instructions to Form 11-K, the information called for in Items 1-3, inclusive, is submitted pursuant to Item 4.

Item 4.	ERISA Financial Statements and Schedules.

The attached audited financial statements and schedules of Capitol Bancorp Limited Retirement Plan (the "Plan"), which are hereby incorporated herein by reference, have been prepared in accordance with the financial reporting requirements of ERISA:

Report of Independent Registered Public Accounting Firm dated June 28, 2012

Statements of Net Assets Available for Benefits—December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits—years ended December 31, 2011 and 2010

Notes to Financial Statements

Supplemental Schedule as of the year ended December 31, 2011

All financial statements and schedules of the Plan have been incorporated herein by reference from the attached audited financial statements and schedules of the Plan.  No other schedules are included here because they are either not required or not applicable.

The Consent of Independent Registered Public Accounting Firm, BDO USA, LLP, is attached to this Form 11-K as Exhibit 23.

Capitol Bancorp Limited Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	5

Notes to Financial Statements	6-15

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	16-17

Report of Independent Registered Public Accounting Firm

Retirement Plan Committee
Capitol Bancorp Limited Retirement Plan
Lansing, Michigan

We have audited the accompanying statements of net assets available for benefits of the Capitol Bancorp Limited Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the 2011 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The accompanying supplemental schedule of schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As permitted by 29CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), investment assets held by Principal Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2010 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 6 with the related information included in the financial statements. Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of and for the year ended December 31, 2010.

/s/BDO USA, LLP

Grand Rapids, Michigan
June 28, 2012

Capitol Bancorp Limited Retirement Plan

Statements of Net Assets Available for Benefits

December 31,	2011	2010

Investments, at fair value
Self-directed brokerage accounts:
Corporate stocks	$199,482	$128,489
Mutual funds	117,167	113,025

Total self-directed brokerage accounts	316,649	241,514

Common stocks issued by Plan Sponsor and affiliates (Notes 2 and 3)	364,256	443,263
Mutual funds	19,659,468	25,817,035
Guaranteed investment contracts	5,088,787	6,992,283

Total investments, at fair value	25,429,160	33,494,095

Notes receivable from participants	546,092	784,358

Net assets reflecting investments at fair value	25,975,252	34,278,453

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	267,831	368,015

Net Assets Available for Benefits	$26,243,083	$34,646,468

See accompanying independent auditors' report and notes to financial statements.

Capitol Bancorp Limited Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2011	2010

Additions
Investment income:
Interest income from guaranteed investment contracts	$128,815	$195,957
Dividend income	362,277	352,116
Net depreciation in fair value of common stocks	(320,605)	(1,569,418)
Net appreciation (depreciation) of mutual funds	(918,148)	3,296,627

Total investment income (loss)	(747,661)	2,275,282

Employer contributions	390,534	15,568
Participant contributions	3,021,669	4,465,421
Rollovers	53,997	146,673
Interest income from notes receivable from participants	28,163	37,372

Total Additions	2,746,702	6,940,316

Deductions
Benefits paid to participants	11,204,251	6,591,037
Administrative expenses	85,901	87,840

Total Deductions	11,290,152	6,678,877

Net increase (decrease)	(8,543,450)	261,439

Transfer in of Employee Stock Ownership Plan net assets,
beginning of year (Note 1)	140,065

Net Assets Available for Benefits, beginning of year	34,646,468	34,385,029

Net Assets Available for Benefits, end of year	$26,243,083	$34,646,468

See accompanying independent auditors' report and notes to financial statements.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

1.           Plan Description

The following description of the Capitol Bancorp Limited Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan's provisions.

General

Effective January 1, 2011, the Capitol Bancorp Ltd. 401(k) Plan, together with Capitol's Employee Stock Ownership Plan (ESOP), merged with and into the Capitol Bancorp Limited Retirement Plan (Plan). As a result of this merger, attributes of both the Capitol Bancorp Ltd. 401(k) Plan and the ESOP were carried over into the Plan, including account share and basis balances, vesting, voting rights and contribution provisions. The Plan also provides for enhanced participant capabilities, including online viewing of account information, quarterly combined account statements and the ability to transfer holdings in Capitol's common stock into other investment options.

The Plan is a multiple employer, contributory, defined contribution plan available to qualifying employees of Capitol Bancorp Ltd. (Plan Sponsor or Plan Administrator) and its participating subsidiaries (collectively Capitol). To be eligible to participate, an employee must have attained the age of 21 and have completed at least 30 days of service. After the first day of the month following completion of all entrance requirements, eligible employees automatically defer 6% of their compensation, unless they elect a different deferral rate or elect not to participate. To be eligible to receive an ESOP discretionary contribution, an employee must be an active participant on the contribution date and have completed at least 1,000 hours of service in the plan year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Principal Trust Company (Principal) is the Plan's trustee and record keeper.

The accompanying financial statements present the assets and liabilities and changes therein pertaining to the participant accounts with vested and nonvested rights in allocated shares of Capitol's common stock. All such shares held by the Plan have been allocated to participants' accounts as of December 31, 2011. Capitol has no rights against its shares that have been allocated to participants' accounts.

Contributions

Participants may contribute a percentage of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. Effective January 1, 2009 through December 31, 2010, Capitol suspended matching contributions to the Plan. Effective July 1, 2010, one of the participating subsidiaries resumed matching contributions. Effective January 1, 2011, Capitol's Board of Directors resumed matching contributions whereby participants electing to defer at least 3% of eligible compensation receive a 1% match of such eligible compensation from Capitol. Participants electing to defer less than 3% of eligible compensation are not eligible for this matching contribution.

Capitol may also make additional discretionary contributions to the Plan in such amounts as determined by its Board of Directors (none through December 31, 2011). Capitol's discretionary contributions to the Plan are allocated to each eligible participant's account in the same

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

proportion that each participant's compensation for the plan year bears to the total compensation of all participants.

Participants direct the investment of contributions into various investment options offered by the Plan. Currently, the Plan offers a guaranteed investment contract fund, a self-directed brokerage account and various mutual funds as investment options to all participants. The Plan also includes various employer-issued securities, including securities of certain nonpublic subsidiaries of Capitol in which no new investments can currently be made.

Participant Accounts

Each participant's account is credited with the participant's and Capitol's contributions and allocations of net Plan investment results based on the investment allocations selected by the participant and in accordance with the provisions of the Plan document.

Vesting

Participants are always 100% vested in the portion of their account resulting from elective deferral contributions.  Employees of Capitol on or prior to December 31, 2008 are also fully vested in matching contributions to the Plan.  Employees beginning employment on or after January 1, 2009 become vested in matching contributions based on years of service starting at 20% after two years of service and increasing 20% per year until 100% vesting is attained after six years of service or upon reaching normal retirement age of 65.  ESOP discretionary contributions follow this same graded vesting schedule regardless of when the employee began employment.  If a participant's employment terminates prior to account vesting, the nonvested portion of that participant's account is forfeited.

Forfeitures

Forfeitures resulting from nonvested portions of participant accounts upon the participant's termination of service prior to being fully vested may first be used to pay administrative expenses of the Plan. Any forfeitures remaining after plan expenses are paid are used to offset future contributions.

Payment of Benefits

Upon termination of service, including retirement, disability or death, a participant (or beneficiary, when applicable) may elect to receive a lump-sum distribution, a series of annual payments or a direct transfer to another qualified retirement plan or individual retirement account. Subject to certain conditions and terms, a participant may make voluntary withdrawals while employed. Distributions from the ESOP component of the Plan and self-directed brokerage accounts may be made in cash or in the form of shares of common stock.

Notes Receivable from Participants

Participants may borrow, subject to certain requirements, up to 50% of their vested account balance or $50,000, whichever is less, minus any outstanding loan balance for the 12 months before the date of the new loan. The minimum loan amount is $1,000. Such loans are secured by

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

the balance in the participant's account. Interest rates on outstanding loans range from 4.25% to 9.25%. The loans are repaid ratably through bi-weekly payroll deductions over a period of five years or less.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of employer-issued securities credited to his or her account. Shares for which participants have not exercised their voting rights will be voted by the trustee in the same proportion as those shares voted.

Administrative Expenses

Certain administrative expenses of the Plan may be paid directly by Capitol or be paid out of the Plan's assets. Certain transaction-based expenses are allocated to participants based upon specific identification of participants initiating such transactions.

Partial Plan Termination

The Plan Sponsor has determined that during the year ended December 31, 2008, the Plan had a partial termination due to certain discontinued operations of Capitol.  Accordingly, all affected participants became 100% vested in their accounts, resulting in an insignificant amount of additional benefits payable to former participants.  The Plan Sponsor has deposited this previously forfeited amount with the Plan trustee who is in the process of paying the affected former participants.

Plan Termination

Although it has not expressed any intent to do so, Capitol has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants' accounts will become fully vested and nonforfeitable.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Risks and Uncertainties

The Plan invests in various investment securities at the direction of Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to those risks, it is possible that changes in the values of investment securities may occur and such changes could materially affect participants' account balances and amounts reported in the Plan's financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan's investments:

Self-Directed Brokerage Accounts (including corporate stocks and mutual funds): Valued at quoted market prices in an exchange and active market, which represent the net asset values (NAV) of shares held by the Plan.

Common Stock Issued by Plan Sponsor and Affiliates: Common stock issued by the Plan Sponsor is valued at quoted market prices in an exchange and active market. Common stock as previously issued by the Plan Sponsor affiliates is valued at current book value or most recent selling price, which approximates fair value.  No new affiliate stock is allowed to be purchased by participants and participants are subject to certain restrictions on trading affiliate stock.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Plan.

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Guaranteed Investment Contracts: Valued at fair value as reported by the Plan's trustee by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 7).

The Plan's valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plan Administrator believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan's financial statements. The disclosures regarding the reconciliation of information in Level 3 recurring fair value measurements became effective for periods beginning after December 15, 2010 and, if applicable, are included in the fair value disclosures in Note 4.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect the provisions of ASU 2011-04 will have on the Plan's financial statements.

3.           Related Party Transactions

Investments in common stock represent shares of Capitol and some of its affiliates. Certain Plan investments are managed by Principal as trustee and custodian of the Plan. These qualify as party-in-interest transactions. Fees paid to Principal by the Plan totaled $11,098 and $12,886 for the years ended December 31, 2011 and 2010, respectively.  Fees paid by the Plan to a subsidiary of Capitol for investment advisory services totaled $74,803 and $74,954 in 2011 and 2010, respectively.

[The remainder of this page intentionally left blank]

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

4.           Investments

The following tables summarize the Plan's investments based on fair value hierarchy levels:

December 31, 2011	Level 1	Level 2	Level 3	Total

Self-directed brokerage accounts
Corporate stocks	$199,482	$-	$-	$199,482
Mutual funds	117,167	-	-	117,167

Total self-directed brokerage accounts	316,649	-	-	316,649

Common stock issued by Plan Sponsor and affiliates	208,144	-	156,112	364,256

Mutual funds
Fixed income	2,455,838	-	-	2,455,838
Balanced/asset allocation	7,177,449	-	-	7,177,449
Large U.S. equity	4,693,803	-	-	4,693,803
Small/mid U.S. equity	3,108,313	-	-	3,108,313
International equity	1,897,653	-	-	1,897,653
Other	326,412	-	-	326,412

Total mutual funds	19,659,468	-	-	19,659,468

Guaranteed investment contracts	-	-	5,088,787	5,088,787

Investments, at fair value	$20,184,261	$-	$5,244,899	$25,429,160

December 31, 2010	Level 1	Level 2	Level 3	Total

Self-directed brokerage accounts
Corporate stocks	$128,489	$-	$-	$128,489
Mutual funds	113,025	-	-	113,025

Total self-directed brokerage accounts	241,514	-	-	241,514

Common stock issued by Plan Sponsor and affiliates	308,916	-	134,347	443,263

Mutual funds
Fixed income	2,941,856	-	-	2,941,856
Balanced/asset allocation	9,364,750	-	-	9,364,750
Large U.S. equity	6,286,454	-	-	6,286,454
Small/mid U.S. equity	3,952,217	-	-	3,952,217
International equity	2,895,258	-	-	2,895,258
Other	376,500	-	-	376,500

Total mutual funds	25,817,035	-	-	25,817,035

Guaranteed investment contracts	-	-	6,992,283	6,992,283

Investments, at fair value	$26,367,465	$-	$7,126,630	$33,494,095

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Changes in fair value of the Plan's Level 3 investment assets are summarized as follows:

Year ended December 31, 2011	Common Stocks Issued by Plan Sponsor and Affiliates	Guaranteed Investment Contracts	Total

Balance, beginning of year	$134,347	$6,992,283	$7,126,630
Interest income		128,815	128,815
Realized losses	(26,710)	-	(26,710)
Unrealized gains	100,472	100,184	200,656
Purchases		1,751,820	1,751,820
Issuances and settlements	(51,997)	(3,884,315)	(3,936,312)
Transfers in and/or out of Level 3	-	-	-

Balance, end of year	$156,112	$5,088,787	$5,244,899

Year ended December 31, 2010	Common Stocks Issued by Plan Sponsor and Affiliates	Guaranteed Investment Contracts	Total

Balance, beginning of year	$855,988	$7,450,418	$8,306,406
Interest income	-	195,957	195,957
Realized losses	(490)	-	(490)
Unrealized gains (losses)	(711,641)	24,112	(687,529)
Purchases, issuances and settlements, net	(9,510)	(678,204)	(687,714)
Transfers in and/or out of Level 3	-	-	-

Balance, end of year	$134,347	$6,992,283	$7,126,630

The following investments represent 5% or more of net assets available for benefits:

December 31,	2011	2010

Mutual funds
Principal – Prin LifeTime 2030 R5 Fund	$3,404,466	$4,753,131
Principal – LargeCap S&P 500 Index R5 Fund	2,930,646	3,812,748
Principal – Diversified International R5 Fund	1,395,451	2,049,566
Principal – PIMCO Total Return A Fund	1,474,216	1,975,881
Fixed Income Guaranteed Option	5,088,787	6,992,283

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

5.           Income Tax Status

The Internal Revenue Service (IRS) ruled on June 3, 2004 that the Non-Standardized Prototype for Profit-Sharing Plan (the prototype plan of Prudential Insurance Company of America upon which the Plan is based) qualifies under section 401(a) of the Internal Revenue Code (IRC) and the Plan is, therefore, not subject to tax under present income tax law. Subsequent to this ruling, the Plan was amended and restated. The Plan Administrator intends to apply for a new determination letter in 2012 within IRS timeline requirements. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require disclosure or recognition of a liability (or asset) in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.           Information Certified by the Plan's Trustees and Custodian

The Plan Administrator elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA as of and for the year ended December 31, 2010. Accordingly, the trustees and custodian certified that the following data included in the accompanying financial statements and supplemental schedule was complete and accurate:

December 31,	2010

Investments	$33,727,763
Notes receivable from participants	784,358

Year ended December 31,	2010

Interest income from guaranteed investment contracts	$195,957
Dividend income	352,116
Net depreciation in fair value of common stocks	(857,777)
Net appreciation (depreciation) from mutual funds	3,296,627
Interest income from notes receivable from participants	37,372

The Plan's independent auditors did not perform auditing procedures with respect to this 2010 information, except for comparing it to the related presentation in the accompanying financial statements and supplemental schedule.

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Notes to Financial Statements

Investments in assets held by other custodians as of December 31, 2010 of $134,347 (related net depreciation of $711,641) was excluded from the certification provided by the trustee.

7.           Guaranteed Investment Contracts

The Plan's investment in the Principal Fixed Income Guaranteed Option (PFIGO) guaranteed investment contract with Principal Life Insurance Company (PLIC) is considered a benefit-responsive group annuity contract. PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by PLIC, along with the separately stated adjustment from fair value to contract value as of December 31, as follows:

December 31,	2011	2010

Investment, at fair value	$5,088,787	$6,992,283
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	267,831	368,015

Investment, at contract value	$5,356,618	$7,360,298

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value less an administrative charge. Events that may limit the ability of the Plan to transact at contract value are not probable of occurring. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates approximated 2.85% in 2011 and 3.20% in 2010. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. PFIGO is a single-group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e., interest credited) on the group annuity contract. Changes in future interest crediting rates will not effect the amount reported as an adjustment from fair value to contract value on the statement of net assets available for benefits.

8.           Subsequent Events

Effective June 25, 2012, contributions and transfers into Capitol's common stock by participants through the Plan have been suspended for an undetermined period of time.  During the suspension period, participants may continue to hold or sell shares of Capitol's common stock that were held in the Plan prior to June 25, 2012.

See accompanying independent auditors' report.

Capitol Bancorp Limited Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2761672
Plan Number: 333

December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

*	Principal Financial Group	Self-Directed Brokerage Account		**	$316,649

	Common stock issued by Plan Sponsor and affiliates
*	Capitol Bancorp Limited	2,312,713	shares	**	208,144
*	Capitol Development Bancorp Limited V	430	shares	**	4,906
*	Capitol Development Bancorp Limited VI	10	shares	**	(2,144)
*	1st Commerce Bank	7,600	shares	**	76
*	Bank of Maumee	2,500	shares	**	4,925
*	Bank of San Francisco	499	shares	**	6,462
*	Capitol National Bank	4,136	shares	**	98,726
*	Mountain View Bank of Commerce	1,100	shares	**	10,351
*	Sunrise Bank (GA)	4,060	shares	**	975
*	Verus Bank of Commerce	6,304	shares	**	31,835

	Total common stock issued by Plan Sponsor and affiliates				364,256

	Mutual funds
	Franklin Templeton Investments	Franklin Strat Income R Fund		**	472,976
	PIMCO Funds	PIMCO Total Return A Fund		**	1,474,216
	Vanguard Group	Vanguard Short-Term Fed Fund		**	508,646
	American Funds Service Company	Am Fds Am Bal R3 Fund		**	232,872
*	Princor Financial Services	Prin LifeTime Str Inc R5 Fund		**	120,204
*	Princor Financial Services	Prin LifeTime 2010 R5 Fund		**	309,372
*	Princor Financial Services	Prin LifeTime 2015 R5 Fund		**	113,535
*	Princor Financial Services	Prin LifeTime 2020 R5 Fund		**	736,624
*	Princor Financial Services	Prin LifeTime 2025 R5 Fund		**	152,442
*	Princor Financial Services	Prin LifeTime 2030 R5 Fund		**	3,404,466
*	Princor Financial Services	Prin LifeTime 2035 R5 Fund		**	151,766
*	Princor Financial Services	Prin LifeTime 2040 R5 Fund		**	676,259
*	Princor Financial Services	Prin LifeTime 2045 R5 Fund		**	124,927
*	Princor Financial Services	Prin LifeTime 2050 R5 Fund		**	1,134,996
*	Princor Financial Services	Prin LifeTime 2055 R5 Fund		**	19,986
	The American Funds	Am Fds Grth Fd of Am R3 Fund		**	454,844
	American Funds Service Company	Am Fds Inv Co of Am R3 Fund		**	483,452
*	Princor Financial Services	LargeCap Growth R5 Fund		**	759,758
	Davis Funds	Davis New York Venture R Fund		**	65,103
*	Princor Financial Services	LargeCap S&P 500 Index R5 Fund		**	2,930,646
*	Princor Financial Services	SmallCap Growth I R5 Fund		**	584,398
	Columbia Funds	Columbia MidCap Value A Fund		**	52,404
*	Princor Financial Services	MidCap Growth R5 Fund		**	1,121,289
	First American	First Amer RealEst Secs A Fund		**	179,181
*	Princor Financial Services	MidCap Value I R5 Fund		**	108,259
	Heartland Funds	Heartland Value Plus Fund		**	913,987
	Legg Mason	LM ClearBridge SmCp Growth Fund		**	148,796
	American Funds Service Company	Am Fds EuroPacific Growth R3 Fund		**	200,047

Capitol Bancorp Limited Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2761672
Plan Number: 333

December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Oppenheimer	Oppen Developing Mkts N Fund	**	$302,155
*	Princor Financial Services	Diversified International R5 Fund	**	1,395,451
	Evergreen Funds	Wells Fargo Adv Prec Metals Fund	**	211,795
	PIMCO Funds	PIMCO CommRealRtn Str A Fund	**	114,616

	Total mutual funds			19,659,468

*	Principal Life Insurance Company	Fixed Income Guaranteed Option	**	5,356,618

*	Notes receivable from participants	(4.25% to 9.25%)	-	546,092

	Total			$26,243,083

*      A party-in-interest as defined by ERISA.
**   The cost of participant-directed investments is not required to be disclosed.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITOL BANCORP LIMITED
RETIREMENT PLAN

CAPITOL BANCORP LTD.
Plan Sponsor

Date: June 28, 2012	By: /s/ Cristin K. Reid
Cristin K. Reid, Corporate President, as Trustee